Noel M. Gruber Senior Counsel 1250 24th Street NW, Suite 700 Washington, DC 20037 T (202) 349-8043 ngruber@buckleysandler.com

VIA EDGAR

Mr. Mark Thomas

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

RE:                           Delmar Bancorp

Offering Statement on Form 1-A

Filed January 19, 2018

File No.: 024-10765

Dear Mr. Thomas:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, Delmar Bancorp (the “Company”) hereby requests that such Offering Circular on Form 1-A be qualified on Tuesday, January 23, 2018, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, and otherwise in compliance with, any applicable state securities law.

In connection with this request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Noel M. Gruber of Buckley Sandler LLP at (202) 349-8043 if you have any questions. In addition, please notify Mr. Gruber when this request has been granted.

Very truly yours,

DELMAR BANCORP

By:	/s/ John W. Breda
John W. Breda
President and Chief Executive Officer

cc: Noel M. Gruber, Esquire